                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------

                            (Amendment No. 1)*

                   International Specialty Products Inc.
--------------------------------------------------------------------------
                             (Name of Issuer)

            Common Stock                           460334 10 5
-----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                         Richard A. Weinberg, Esq.
                        ISP Management Company Inc.
                              1361 Alps Road
                         Wayne, New Jersey  07480
                               201 628-3520
--------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                              January 1, 1997
--------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes.)

 CUSIP No.     460334 10 5             SCHEDULE      Page 2 of 16 Pages
                                         13D


    1    NAME OF REPORTING PERSON:    Samuel J. Heyman

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON:

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*        (a) [x]
                                                                   (b) [_]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS:*        OO


    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               [_]
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

    6    CITIZENSHIP OR PLACE OF      USA
         ORGANIZATION:


   NUMBER OF    7   SOLE VOTING POWER:            0
    SHARES

 BENEFICIALLY   8   SHARED VOTING POWER:          80,685,000
   OWNED BY

     EACH       9   SOLE DISPOSITIVE POWER:       0
   REPORTING

  PERSON WITH   10  SHARED DISPOSITIVE POWER:     80,685,000


   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY   80,685,000
         EACH REPORTING PERSON:

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [_]
         EXCLUDES CERTAIN SHARES:*


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     83.6%

   14    TYPE OF REPORTING PERSON:*   IN



                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

 CUSIP No.     460334 10 5             SCHEDULE      Page 3 of 16 Pages
                                         13D


    1    NAME OF REPORTING PERSON:    ISP Holdings Inc.

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON:

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*        (a) [x]
                                                                   (b) [_]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS:*         OO


    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               [_]
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

    6    CITIZENSHIP OR PLACE OF      Delaware
         ORGANIZATION:


   NUMBER OF    7   SOLE VOTING POWER:            0
    SHARES

 BENEFICIALLY   8   SHARED VOTING POWER:          80,500,000
   OWNED BY

     EACH       9   SOLE DISPOSITIVE POWER:       0
   REPORTING

  PERSON WITH   10  SHARED DISPOSITIVE POWER:     80,500,000


   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY   80,500,000
         EACH REPORTING PERSON:

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [_]
         EXCLUDES CERTAIN SHARES:*


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     83.5%

   14    TYPE OF REPORTING PERSON:*   CO



                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

 CUSIP No.     460334 10 5             SCHEDULE      Page 4 of 16 Pages
                                         13D


    1    NAME OF REPORTING PERSON:    Heyman Joint Venture

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON:

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*        (a) [_]
                                                                   (b) [x]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS:*        WC


    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               [_]
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

    6    CITIZENSHIP OR PLACE OF      Connecticut
         ORGANIZATION:


   NUMBER OF    7   SOLE VOTING POWER:            0
    SHARES

 BENEFICIALLY   8   SHARED VOTING POWER:          125,000
   OWNED BY

     EACH       9   SOLE DISPOSITIVE POWER:       0
   REPORTING

  PERSON WITH   10  SHARED DISPOSITIVE POWER:     125,000


   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY   125,000
         EACH REPORTING PERSON:

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [_]
         EXCLUDES CERTAIN SHARES:*


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0.1%

   14    TYPE OF REPORTING PERSON:*   PN



                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

 CUSIP No.     460334 10 5             SCHEDULE      Page 5 of 16 Pages
                                         13D


    1    NAME OF REPORTING PERSON:    GAF Corporation

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON:

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*        (a) [_]
                                                                   (b) [_]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS:*        OO


    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               [_]
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

    6    CITIZENSHIP OR PLACE OF      Delaware
         ORGANIZATION:


   NUMBER OF    7   SOLE VOTING POWER:            0
    SHARES

 BENEFICIALLY   8   SHARED VOTING POWER:          0
   OWNED BY

     EACH       9   SOLE DISPOSITIVE POWER:       0
   REPORTING

  PERSON WITH   10  SHARED DISPOSITIVE POWER:     0


   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY   0
         EACH REPORTING PERSON:

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [_]
         EXCLUDES CERTAIN SHARES:*


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0

   14    TYPE OF REPORTING PERSON:*   CO



                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

 CUSIP No.     460334 10 5             SCHEDULE      Page 6 of 16 Pages
                                         13D


    1    NAME OF REPORTING PERSON:    G-I Holdings Inc.

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON:

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*        (a) [_]
                                                                   (b) [_]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS:*      OO


    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               [_]
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

    6    CITIZENSHIP OR PLACE OF      Delaware
         ORGANIZATION:


   NUMBER OF    7   SOLE VOTING POWER:            0
    SHARES

 BENEFICIALLY   8   SHARED VOTING POWER:          0
   OWNED BY

     EACH       9   SOLE DISPOSITIVE POWER:       0
   REPORTING

  PERSON WITH   10  SHARED DISPOSITIVE POWER:     0


   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY   0
         EACH REPORTING PERSON:

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [_]
         EXCLUDES CERTAIN SHARES:*


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0

   14    TYPE OF REPORTING PERSON:*   CO



                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

 CUSIP No.     460334 10 5             SCHEDULE      Page  7 of 16 Pages
                                         13D


    1    NAME OF REPORTING PERSON:    G Industries Corp.

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON:

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*        (a) [_]
                                                                   (b) [_]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS:*       OO


    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               [_]
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

    6    CITIZENSHIP OR PLACE OF      Delaware
         ORGANIZATION:


   NUMBER OF    7   SOLE VOTING POWER:            0
    SHARES

 BENEFICIALLY   8   SHARED VOTING POWER:          0
   OWNED BY

     EACH       9   SOLE DISPOSITIVE POWER:       0
   REPORTING

  PERSON WITH   10  SHARED DISPOSITIVE POWER:     0


   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY   0
         EACH REPORTING PERSON:

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [_]
         EXCLUDES CERTAIN SHARES:*


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0

   14    TYPE OF REPORTING PERSON:*   CO



                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

 CUSIP No.     460334 10 5             SCHEDULE      Page 8 of 16 Pages
                                         13D


    1    NAME OF REPORTING PERSON:    GAF Fiberglass Corporation

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON:

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*        (a) [_]
                                                                   (b) [_]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS:*        OO


    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               [_]
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

    6    CITIZENSHIP OR PLACE OF      Delaware
         ORGANIZATION:


   NUMBER OF    7   SOLE VOTING POWER:            0
    SHARES

 BENEFICIALLY   8   SHARED VOTING POWER:          0
   OWNED BY

     EACH       9   SOLE DISPOSITIVE POWER:       0
   REPORTING

  PERSON WITH   10  SHARED DISPOSITIVE POWER:     0


   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY   0
         EACH REPORTING PERSON:

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [_]
         EXCLUDES CERTAIN SHARES:*


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     0

   14    TYPE OF REPORTING PERSON:*   CO



                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          The Schedule 13D dated July 3, 1991 filed by Samuel J. Heyman, GAF Corporation, G-I Holdings Inc., G Industries Corp. and GAF Chemicals Corporation relating to the Common Stock, par value $.01 per share ("Common Stock"), of International Specialty Products Inc. (the "Corporation") is hereby restated and amended to read in its entirety as follows:

          Item 1. Security and Issuer.
                  -------------------

          This statement of beneficial ownership on Schedule 13-D
     ("Schedule 13D") relates to the common stock, par value $.01 per share ("Common Stock"), of International Specialty Products Inc., a Delaware corporation (the "Corporation"). The address of the principal executive office of the Corporation is 818 Washington Street, Wilmington, Delaware 19801.

          Item 2. Identity and Background.
                  -----------------------

          The persons filing this Schedule 13D are Samuel J. Heyman, a citizen of the United States of America, ISP Holdings Inc., a Delaware corporation ("ISP Holdings"), Heyman Joint Venture, a Connecticut general partnership ("HJV"), GAF Corporation, a Delaware corporation ("GAF"), G-I Holdings Inc., a Delaware corporation ("G-I"), G Industries Corp., a Delaware corporation ("G Industries"), and GAF Fiberglass Corporation (formerly known as GAF Chemicals Corporation) ("GFC"). Mr. Heyman, GAF and GFC have their principal place of business at 1361 Alps Road, Wayne, New Jersey 07470. ISP Holdings, G-I and G Industries have their principal place of business at 818 Washington Street, Wilmington, Delaware 19801. HJV has its principal place of business at 333 Post Road West, Westport, Connecticut 06881. (Mr. Heyman and ISP Holdings are hereinafter referred to as the "Registrants" and, together with HJV, GAF, G-I, G Industries and GFC, are referred to as the "Reporting Persons.")

          The Corporation is controlled by ISP Holdings. ISP Holdings is controlled by Mr. Heyman. Mr. Heyman will be in a position to directly and indirectly determine the investment and voting decisions made by the Registrants. Mr. Heyman is the Manager and a general partner of HJV. HJV's only other general partner is Heyman No. 1 Associates Limited Partnership, a Connecticut limited partnership, whose sole general partner is Mr. Heyman. By virtue of his positions with HJV and Heyman No. 1 Associates Limited Partnership, Mr. Heyman is in a position to determine the investment and voting decisions made by HJV. The name, position, citizenship and business address of each director and executive officer of ISP Holdings are set forth on Schedule A hereto. The name, business address and citizenship of the general partners of HJV is set forth in Schedule B hereto.

          The business of ISP Holdings consists primarily of owning shares of Common Stock. Mr. Heyman, directly and through Heyman Holdings Associates Limited Partnership ("Heyman Holdings"), is the controlling stockholder of ISP Holdings. Mr. Heyman is the Chairman of the Board and Chief Executive Officer of ISP Holdings and the Corporation. HJV is an investment partnership.


          Neither the Reporting Persons, nor any executive officer, director or general partner thereof, has, during the last five years,
     (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          Item 3. Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

          This Schedule 13D relates to 80,500,000 shares (the "Shares") of Common Stock and an additional 125,000 shares of Common Stock (the "Additional Shares").

          The Corporation was incorporated in Delaware in 1991 and acquired substantially all of the operating business of GFC on May 8, 1991 in a stock acquisition (the "Stock Acquisition"). Prior to the Stock Acquisition, GFC transferred substantially all of its operating assets and related liabilities to newly-formed subsidiaries. In the Stock Acquisition, the Corporation acquired all of the shares of such subsidiaries and of GFC's existing operating subsidiaries in return for the Shares and the assumption by the Corporation of GFC's obligations under an intercompany note in the principal amount of $600 million and an intercompany revolving note in the principal amount of $200 million.

          The aggregate amount of funds used by HJV to purchase the Additional Shares was $881,250, plus commissions. The funds used to purchase the Additional Shares were obtained from the working capital of HJV.

          Item 4. Purpose of the Transaction.
                  --------------------------

          ISP Holdings acquired the Shares pursuant to a distribution from its wholly-owned subsidiary, G-I, which had previously received the Shares as a distribution from its wholly-owned subsidiary, G Industries. G Industries had received the Shares as a distribution from its wholly-owned subsidiary, GFC. All such distributions occurred on January 1, 1997. As a result of additional transfers completed on January 1, 1997 in connection with the distributions, G-I is no longer a subsidiary of ISP Holdings.

          HJV acquired the Additional Shares based on its determination that the Additional Shares represent an attractive investment opportunity.


          Each of the Reporting Persons may acquire additional Shares from time to time in the open market, in privately negotiated transactions with third parties or otherwise, depending upon his or its evaluation of market conditions and other factors. The Reporting Persons have not determined whether any such additional purchases will be made, the number of additional shares which will be purchased or the timing of any purchases.

          The Reporting Persons reserve the right to dispose of Shares in the open market, in privately negotiated transactions or otherwise, depending upon their evaluation of market conditions and other factors.

          Except as set forth above, the Registrants have no present plans or intentions which would result in or relate to any other transactions required to be described in Item 4 of Schedule 13D.

          Item 5. Interest in Securities of the Issuer
                  ------------------------------------

          (a) As of the close of business on January 2, 1997, ISP Holdings and Mr. Heyman beneficially owned 80,500,000 shares and 80,685,000 shares, respectively, of Common Stock of the Corporation, which constitute approximately 83.5% and approximately 83.6%, respectively, of the outstanding shares of Common Stock based on 96,437,124 of such shares outstanding as of such date. As of the close of business on January 2, 1997, HJV beneficially owned 125,000 shares of Common Stock of the Corporation, which constitute approximately 0.1% of the outstanding shares of Common Stock. Except as set forth in Schedule C hereto, none of the directors, executive officers or general partners of any of the Reporting Persons beneficially owns any shares of Common Stock. The Registrants and HJV disclaim that they constitute a group for purposes of Rule 13d-5 under the Act. By virtue of the distributions described in Item 4, GAF, G-I, G Industries and GFC no longer beneficially own any shares of Common Stock of the Corporation.

          (b) ISP Holdings has the sole power to vote, direct the voting of, dispose of, and direct the disposition of, the Shares. Mr. Heyman, by virtue of his ownership, directly and through Heyman Holdings, of approximately 96% of the voting stock of ISP Holdings, may be deemed to own beneficially (as that term is defined in Rule 13d-3) the Shares. By virtue of the foregoing, Mr. Heyman may be deemed to share with ISP Holdings the power to vote, direct the voting of, dispose of and direct the disposition of the Shares. By virtue of his position as general partner of HJV and of Heyman No. 1 Associates Limited Partnership, the only other general partner of HJV, Mr. Heyman may be deemed to own beneficially (as that term is defined in Rule 13d-3) the Additional Shares and to share with HJV the power to vote, direct the voting of, dispose of and direct the disposition of the Additional Shares. Mr. Heyman disclaims beneficial ownership of the Shares and the Additional Shares for all other purposes.

          (c) Except for the distributions described in Item 4, none of the Reporting Persons or the general partners, directors or executive officers of any of the Reporting Persons purchased or sold any shares of Common Stock within the past 60 days.

          (d)  Not applicable.

          (e) On January 1, 1997, by virtue of the distributions described in Item 4, GAF, G-I, G Industries and GFC ceased to beneficially own any shares of Common Stock.

          Item 6. Contracts, Arrangements, Understandings or Relationships
                  --------------------------------------------------------
     with Respect to Securities of the Issuer.
     ----------------------------------------

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Corporation, including, but not limited to, with respect to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          Item 7. Material to be Filed as Exhibits
                  --------------------------------

          None.


                                    Signature
                                    ---------
          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.



     January 7, 1997                    /s/ Samuel J. Heyman
                                        ------------------------------
                                        Samuel J. Heyman


                                        ISP HOLDINGS INC.
                                        GAF CORPORATION
                                        G INDUSTRIES CORP.
                                        GAF FIBERGLASS CORPORATION
                                        G-I HOLDINGS INC.


                                        By:/s/ Samuel J. Heyman
                                           ---------------------------
                                             Samuel J. Heyman
                                             Chairman of the Board of
                                             Directors and Chief Executive
                                             Officer


                                        HEYMAN JOINT VENTURE



                                        By:/s/ Samuel J. Heyman
                                           --------------------------------
                                             Samuel J. Heyman
                                             General Partner

                                   SCHEDULE A

          The name and position of the directors and executive officers of ISP Holdings Inc. are set forth below. The business address of each executive officer and director is 1361 Alps Road, Wayne, New Jersey 07470. All executive officers and directors are citizens of the United States. Each such person is also an executive officer of GAF, the Corporation and certain of their respective subsidiaries.

     Name                     Position
     ----                     --------

     Samuel J. Heyman         Director, Chairman & CEO

     Carl R. Eckardt          Executive Vice President

     James P. Rogers          Executive Vice President and Chief
                              Financial Officer

     Richard A. Weinberg      Senior Vice President, General Counsel
                              and Secretary

     Louis S. Goldberg        Senior Vice President, Corporate Human
                              Resources



                                   SCHEDULE B



          The names of the general partners of Heyman Joint Venture are set forth below. The business address of the general partners is 333 Post Road West, Westport, Connecticut 06881. Mr. Heyman is a citizen of the United States. Heyman Associates No. 1 Limited Partnership is a Connecticut limited partnership.


     Name                             Position
     ----                             --------

     Samuel J. Heyman                 General Partner

     Heyman No. 1 Associates Limited  General Partner
     Partnership


                                   SCHEDULE C



          As of January 2, 1997, shares of ISP Common Stock were beneficially owned by ISP Holdings' directors and executive officers as follows:



                                  Number of           Number of Shares
                                   Shares               Beneficially      Beneficial
        Name                        Owned       %         Owned (2)          %(2)
      --------                      -----       -         ---------         ------
      Samuel J. Heyman            125,000      0.1%     80,685,000(1)       83.6%(1)
      Carl R. Eckardt               1,000       *           77,416            *
      James P. Rogers              20,316(3)    *           67,477(3)         *
      Louis S. Goldberg               200       *              200            *


      ---------------------
      *  Less than one-tenth of one percent.

      (1)   By virtue of Mr. Heyman's ownership of capital stock of ISP Holdings having approximately 96% of the combined voting power thereof, the number of shares shown as being beneficially owned by Mr. Heyman includes 80,500,000 shares owned by ISP
      Holdings.

      (2)   Includes with respect to Messrs. Heyman, Eckardt and Rogers 60,000, 76,416 and
      47,160 shares, respectively, subject to options granted under the ISP 1991 Incentive
      Plan for Key Employees and Directors which are currently exercisable or exercisable within 60 days.

      (3)   Includes with respect to Mr. Rogers 7,316 shares held in his account with the
      GAF Capital Accumulative Plan as of December 31, 1995 and 10,000 shares held jointly with his spouse.

                                   16

     NYFS01...:\01\47201\0028\6678\SCH1087M.010